Issuer Free Writing Prospectus dated May 21, 2014

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated May 8, 2014 and

Registration Statement No. 333-194780

CBD ENERGY LIMITED.

This free writing prospectus relates only to the ordinary shares described below and should be read together with the preliminary prospectus, dated May 8, 2014 (the “Preliminary Prospectus”), included in Amendment 2 to the Registration Statement on Form F-1 (File No. 333-194780) of CBD Energy Limited filed with the Securities and Exchange Commission (“SEC”) on May 8, 2014 (“Amendment No. 2”), relating to its public offering of ordinary shares. A copy of the most recent preliminary prospectus included in Amendment No. 2 can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1539042/000114420414028787/0001144204-14-028787-index.htm

This free writing prospectus contains certain information set forth in Amendment No. 2 and updates and, to the extent inconsistent therewith or prepared based on assumptions that are inconsistent with the information below, supersedes the information contained in the Preliminary Prospectus. All references to captions correspond to the Preliminary Prospectus unless otherwise specified. The information set forth in this free writing prospectus primarily relates to changes to revise the pro forma information included in the Preliminary Prospectus to give effect to the exchange of certain convertible notes and unsecured instalment notes into an aggregate of 176,942 ordinary shares, which number of shares assumes an offering price of $10.00 per share (the closing price on May 7, 2014), effective upon commencement of trading on the NASDAQ Capital Market of the Company’s ordinary shares and to give effect to the issuance of an aggregate of 39,291 ordinary shares to a trade creditor in lieu of cash payment. As used in this free writing prospectus, unless otherwise noted, “we,” “us,” “our” and the “Company” refer to CBD Energy Limited and its consolidated subsidiaries.

The following summarizes the information contained in Amendment No. 2 and supplements and updates the information contained in the Preliminary Prospectus.

Recent Developments	The Preliminary Prospectus has been updated to include the heading “Recent Developments” in the sections titled “Prospectus Summary” and “Business” as set forth on Exhibit A.

The Offering	The Preliminary Prospectus has been updated to revise certain disclosure in the section titled “The Offering” as set forth on Exhibit B attached hereto.

Consolidated Balance Sheet Data	Our pro forma and pro forma as adjusted balance sheet data set forth in the Preliminary Prospectus under the heading “Summary Consolidated Financial Information” in the section titled “Prospectus Summary” have been updated as set forth on Exhibit C attached hereto.

Risk Factors	The Preliminary Prospectus has been updated to revise certain disclosure in the section titled “Risk Factors” as set forth on Exhibit D attached hereto.

Capitalization	The Preliminary Prospectus has been updated to revise the section titled “Capitalization” as set forth on Exhibit E attached hereto.

Dilution	The Preliminary Prospectus has been updated to revise the section titled “Dilution” as set forth on Exhibit F attached hereto.

Description of Share Capital	The Preliminary Prospectus has been updated to revise the section titled “Description of Share Capital” as set forth on Exhibit G attached hereto.

Shares Eligible for Future Sale	The Preliminary Prospectus has been updated to revise the section titled “Shares Eligible for Future Sale” as set forth on Exhibit H attached hereto.

Item 7. Recent Sales of Unregistered Securities	The Preliminary Prospectus has been updated to revise Item 7 as set forth on Exhibit I attached hereto.

The Company has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the preliminary prospectus may be obtained from the offices of: (i) National Securities Corporation., Attention: Jonathan Rich, Executive Vice President Investment Banking or Andre Amaritei, Senior Vice President Investment Banking, 410 Park Avenue, 14th Floor, New York, NY 10022, Telephone: 212-417-8000, Fax: 212-380-2828, e-mail: jrich@nationalsecuritiesib.com or aamaritei@nationalsecuritiesib.com or (ii) Northland Capital Markets, Attention: Shawn D. Messner, Head of Energy Investment Banking, 45 South 7th Street, Suite 2000, Minneapolis, MN 55402, Telephone: 612-851-4989 , Fax: 612-395-5216, e-mail: smessner@northlandcapitalmarkets.com

 EXHIBIT A

PROSPECTUS SUMMARY and BUSINESS

The disclosure set forth on page 5 of the Preliminary Prospectus has been updated to include the heading “Recent Developments” preceding the section titled “Our Corporate History” with the following subheadings and related disclosure. The disclosure set forth on page 84 of the Preliminary Prospectus has been updated to include the heading “Recent Developments” preceding the section “Our Competitive Strengths.”

Convertible Noteholder Agreement

Effective May 16, 2014, we entered into an agreement with one of our Series 1 Convertible Noteholders (see “Management’s Discussion and Analysis of Results of Operations – Liquidity and Capital Resources – Indebtedness”) whereby the Noteholder agreed to exchange all outstanding obligations under the note agreement (aggregating to US$1,438,949 as of May 16, 2014 plus an exchange premium of US$122,144), into our ordinary shares effective upon the commencement of trading of the Company’s ordinary shares on the NASDAQ Capital Market of the shares being offered hereby. The exchange ratio will be the lesser of US$15.90 or the lowest offer price of the ordinary shares being offered hereby. Assuming a public offering price of US$10.00 per share (the closing price on May 7, 2014), the Noteholder will receive an aggregate of 156,109 of our ordinary shares.

Instalment Noteholder Agreements

Effective May 16, 2014, we entered into agreements with the holders of all of our remaining Series A Instalment Notes (see “Management’s Discussion and Analysis of Results of Operations – Liquidity and Capital Resources – Indebtedness”) whereby the Noteholders agreed to exchange an aggregate of US$208,333 of indebtedness into our ordinary shares effective upon commencement of trading of the Company’s ordinary shares on the NASDAQ Capital Market. The exchange ratio will be the lowest offer price of the shares being offered hereby. Assuming a public offering price of US$10.00 per share (the closing price on May 7, 2014), the instalment Noteholders will receive an aggregate of 20,833 ordinary shares.

Trade Creditor Settlement

On May 19, 2014, we issued an aggregate of 39,291 ordinary shares to a trade creditor in exchange for cancellation of US$392,910.00 of trade debt, with an exchange price per share of US$10.00.

 EXHIBIT B

THE OFFERING

The disclosure set forth in the Preliminary Prospectus on page 6 under the heading “The Offering” has been replaced in its entirety with the following.

Securities offered by us	1,200,000 ordinary shares.

Ordinary shares to be outstanding immediately after this offering	3,448,246 ordinary shares. If the underwriters’ over-allotment option is exercised in full, the total number of ordinary shares outstanding immediately after this offering would be 3,628,246.

Over-allotment provision	We have granted the underwriters an option for a period of 45 days to purchase up to an additional 180,000 ordinary shares.

Use of proceeds	We intend to use the net proceeds received from this offering for working capital, to repay certain indebtedness, to fund potential acquisitions, to develop further renewable energy projects and for general corporate purposes. Principal intended uses in order of priority and subject to availability of funds are: US$4.0 million to acquire and provide working capital to a U.S.-based EPC contractor; US$1.5 million to secure and develop to the next stage a fully-permitted 48 MW wind project in Australia; US$0.5 million for payment of costs related to this offering; repayment of an A$2.0 million (US$1.8 million) line of credit; and the balance to provide working capital to our Australian solar business and for general corporate purposes. See “Use of Proceeds” on page 39.

Risk factors	See “Risk Factors” beginning on page 9 and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in our securities.

Lock-up provision	We, and each of our directors and executive officers have agreed with the underwriters, subject to specific exceptions, not to sell or transfer any ordinary shares or securities convertible into or exercisable for ordinary shares for a period of up to 180 days after the date of this prospectus (subject to extension in certain circumstances). See “Underwriting.”

OTC BB trading symbol	CBDNF
Proposed Symbol and Listing	We have applied to list our ordinary shares on The NASDAQ Capital Market under the symbol “CBDE.” The offering is conditioned upon our ordinary shares being approved for listing on The NASDAQ Capital Market.

Unless we indicate otherwise, all information in this prospectus:

•	reflects a 1-for-300 reverse stock split of our ordinary shares effected February 6, 2014, and the corresponding adjustment of all share prices, all stock option and warrant exercise prices per ordinary share and all convertible note conversion prices per share;

•	is based on 2,071,304 ordinary shares issued and outstanding as of May 19, 2014;

•	reflects an aggregate of 176,942 ordinary shares to be issued to a convertible noteholder and our unsecured instalment noteholders effective upon the commencement of trading on the NASDAQ Capital Market;

•	excludes 380,712 ordinary shares issuable upon exercise of outstanding warrants to purchase our ordinary shares as of May 19, 2014;

•	excludes 772,027 ordinary shares issuable upon conversion of outstanding convertible notes not subject to conversion upon completion of the offering and commencement of trading on the NASDAQ Capital Market as of May 19, 2014; and

•	assumes no exercise by the underwriters of their option to purchase up to an additional 180,000 ordinary shares to cover over-allotments, if any.

EXHIBIT C

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The disclosure set forth on page 8 of the Preliminary Prospectus under the heading “Consolidated Balance Sheet Data” has been updated by replacing the table on page 8 of the Preliminary Prospectus and the lead-in thereto in their entirety with the following.

The following table sets forth our summarized consolidated balance sheet, as of December 31, 2013:

•	on an actual basis;
•	on a pro forma basis to give effect to the issuance of ordinary shares from January 1, 2014 through and immediately prior to the date of this offering; and
•	on a pro forma as adjusted basis to give effect to (i) the share issuances described above; (ii) issuance of 156,109 ordinary shares (at the assumed public offering price of US$10.00 per share (the closing price on May 7, 2014)) to be issued to one of our Series 1 Convertible Noteholders effective upon commencement of trading on the NASDAQ Capital Market in exchange for cancelling all of our obligations under the convertible note agreement (US$1,438,949 as of May 16, 2014 plus an exchange premium of US$122,144, for an aggregate US$1,561,093); (iii) issuance of an aggregate of 20,833 ordinary shares (at the assumed public offering price of US$10.00 per share (the closing price on May 7, 2014)) to our Series A Instalment Noteholders effective upon commencement of trading on the NASDAQ Capital Market in exchange for cancelling all US$208,333 of our remaining obligations under the instalment note agreement; and (iv) the sale of the 1,200,000 ordinary shares in this offering at the assumed public offering price of US$10.00 per share (the closing price on May 7, 2014), after deducting underwriting discounts and commission and other estimated offering expenses payable by us.

You should consider this table in conjunction with our financial statements and the notes to those financial statements included elsewhere in this prospectus.

Amounts in A$(000)	As of December 31,
			Pro forma
	Actual	Pro forma	(as adjusted)
	2013	2013	2013

Current assets	20,240	20,240	31,472
Non-current assets	22,760	22,760	22,760
Total Assets	43,000	43,000	54,232

Current liabilities	32,638	31,631	29,850
Non-current liabilities	13,275	13,275	13,275
Total liabilities	45,913	44,906	43,125

Shareholders’ equity	(2,913)	(1,906)	11,107

EXHIBIT D

RISK FACTORS

The disclosure set forth on page 36 of the Preliminary Prospectus under the heading “Risk Factors—Risks Related to our Ordinary Shares and this Offering—You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future as we do further financings and transactions.” has been updated by replacing, in its entirety, the paragraph below such heading with the following and deleting the paragraph below such heading.

You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of up to 1,380,000 ordinary shares offered in this offering at an assumed public offering price of US$10.00 per share (the closing price on May 7, 2014), and after deducting the underwriters’ discount and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of US$10.68 per share. In addition, in the past, we have issued options, warrants and convertible notes to acquire our ordinary shares and may do so in the future. To the extent these options, warrants or convertible notes are ultimately exercised or converted, you will sustain further future dilution.

EXHIBIT E

CAPITALIZATION

The disclosure set forth in the Preliminary Prospectus under the heading “Capitalization” on page 42 has been replaced in its entirety with the following.

The following table sets forth our capitalization, as of December 31, 2013:

•	on an actual basis;
•	on a pro forma basis to give effect to the issuance of ordinary shares from January 1, 2014 through and immediately prior to the date of this offering; and
•	on a pro forma as adjusted basis to give effect to (i) the share issuances described above; (ii) issuance of 156,109 ordinary shares (at the assumed public offering price of US$10.00 per share (the closing price on May 7, 2014)) to be issued to one of our Series 1 Convertible Noteholders effective upon commencement of trading on the NASDAQ Capital Market in exchange for cancelling all of our obligations under the convertible note agreement (US$1,438,949 as of May 16, 2014 plus an exchange premium of US$122,144); (iii) issuance of an aggregate of 20,833 ordinary shares (at the assumed public offering price of US$10.00 per share (the closing price on May 7, 2014)) to our Series A Instalment Noteholders effective upon commencement of trading on the NASDAQ Capital Market in exchange for cancelling all US$208,333 of our remaining obligations under the instalment note agreement; and (iv) the sale of the 1,200,000 ordinary shares in this offering at the assumed public offering price of US$10.00 per share (the closing price on May 7, 2014), after deducting underwriting discounts and commission and other estimated offering expenses payable by us.

You should consider this table in conjunction with our financial statements and the notes to those financial statements included elsewhere in this prospectus.

	As of December 31, 2013
Amounts in A$(000)	Actual	Pro Forma	Pro forma (as adjusted)

Interest-bearing loans and borrowings, net of cash and cash equivalents	26,603	26,603	13,589

Net assets / (liabilities)	(2,913)	(1,906)	11,107

Total Capitalization	23,690	24,697	24,697

EXHIBIT F

DILUTION

The disclosure set forth in the Preliminary Prospectus in the section titled “Dilution” on page 43 has been replaced in its entirety with the following.

If you invest in our ordinary shares, your ownership interest will be diluted to the extent of the difference between the public offering price per ordinary share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value (deficit) as of December 31, 2013 was a deficit of approximately A$18.4 million (US$17.1 million), or A$(10.60) (US$(9.81)) per ordinary share. Our pro forma net tangible book value per share as of December 31, 2013 was a deficit of approximately A$17.5 million (US$16.1 million), or A$(8.43) (US$(7.80)) per ordinary share after giving effect to: (i) the issuance of ordinary shares from January 1, 2014 through and immediately prior to the date of this offering.

After giving effect to (i) the issuance of 156,109 ordinary shares (at the assumed public offering price of US$10.00 per share (the closing price on May 7, 2014)) to be issued to one of our Series 1 Convertible Noteholders effective upon commencement of trading on the NASDAQ Capital Market in exchange for cancelling all of our obligations under the convertible notes (US$1,438,949 as of May 16, 2014 plus an exchange premium of US$122,144); (ii) the issuance of an aggregate of 20,833 ordinary shares (at the assumed public offering price of US$10.00 per share (the closing price on May 7, 2014)) to our Series A Instalment Noteholders effective upon commencement of trading on the NASDAQ Capital Market in exchange for cancelling all US$208,333 of our remaining obligations under the instalment notes; (iii) the sale of the 1,200,000 ordinary shares in this offering at the assumed public offering price of US$10.00 per share (the closing price on May 7, 2014); and (iv) after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at December 31, 2013 would have been a deficit of approximately A$4.5 million (US$4.1 million) or A$(1.29) per ordinary share (US$(1.19) per ordinary share). This represents an immediate increase in pro forma net tangible book value of approximately A$7.14 (US$6.60) per share to our existing shareholders, and an immediate dilution of A$12.10 (US$11.19) per share to investors purchasing ordinary shares in the offering.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of ordinary shares in this offering and the pro forma net tangible book value per ordinary share immediately after this offering.

The following table illustrates the per share dilution to investors purchasing shares in the offering:

	Per Ordinary Share
Assumed public offering price	US$	10.00
Pro forma net tangible book value (deficit) at December 31, 2013	US$	(7.80)
Increase in net tangible book value attributable to this offering and issuances contingent on this offering	US$	6.60
Pro forma as adjusted net tangible book value (deficit) after this offering	US$	(1.19)
Dilution in net tangible book value to new investors in this offering	US$	11.19

The information above assumes that the underwriters do not exercise their over-allotment option. If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book deficit will decrease to US$0.68 per share, representing an immediate increase to existing shareholders of US$7.12 per share and an immediate dilution of US$10.68 per share to new investors (assuming a public offer price of US$10.00 per share, the closing price on May 7, 2014). If any shares are issued upon exercise of outstanding options, warrants, or convertible notes, new investors will experience further dilution.

EXHIBIT G

DESCRIPTION OF SHARE CAPITAL

The disclosure set forth on page 114 of the Preliminary Prospectus under the heading “Recent issues” in the section titled “Description of Share Capital – Share Capital” has been updated by replacing, in its entirety, the third paragraph from the top of such page with the following two paragraphs.

On May 19, 2014, we issued 39,291 ordinary shares at a price of US$10.00 per share.

After giving effect to the January 22, 2014, February 5, 2014 and May 19, 2014 share issuances and the February 6, 2014 1-for-300 reverse stock split, we had 2,071,304 ordinary shares outstanding as of May 19, 2014.

EXHIBIT H

SHARES ELIGIBLE FOR FUTURE SALE

The disclosure set forth on page 118 of the Preliminary Prospectus under the heading “Shares Eligible For Future Sale” has been updated by replacing, in its entirety, the first paragraph below such heading with the following paragraph.

Upon the completion of this offering, there will be outstanding ordinary      shares representing approximately      % of our issued and outstanding shares (assuming no exercise of the underwriters' over-allotment option). All of the ordinary shares sold in this offering will be freely transferable by persons other than our affiliates without restriction or further registration under the Securities Act. Sales of substantial amounts of our ordinary shares in the public market could adversely affect the prevailing market price of our ordinary shares. In addition, immediately following this offering, and assuming an offer price of US$10.00 per share (the closing price on May 7, 2014) , holders of our ordinary shares, including our directors and executive officers, will hold 3,448,246 ordinary shares. However, our directors, and executive officers expect to enter into lock-up agreements with the representative as set forth below.

EXHIBIT I

Item 7. Recent Sales of Unregistered Securities

The disclosure set forth on page II-3 of the Preliminary Prospectus under the heading “Item 7. Recent Sales of Unregistered Securities” has been updated by inserting the following paragraph below the second paragraph from the top of such page.

On May 19, 2014, we issued 39,291 ordinary shares at a price of US$10.00 per share in exchange for cancellation of US$392,910.24 of trade debt.